Filed by TD Ameritrade Holding Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TD Ameritrade Holding Corporation
Commission File No.: 0-49992
This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 8, 2009 (the “Merger Agreement”), by and among TD AMERITRADE Holding Corporation (“TD Ameritrade”), Tango Acquisition Corporation One (“Merger Sub One”), a wholly owned subsidiary of TD Ameritrade, Tango Acquisition Corporation Two (“Merger Sub Two”), a wholly owned subsidiary of TD Amer itrade, and thinkorswim Group Inc. (“thinkorswim”).

June 2, 2009
New Trading Platform, New Capability
A major driver behind TD AMERITRADE’s decision to acquire thinkorswim’s award-winning trading platform was to create an online brokerage whose technology, service and innovation is second to none. thinkorswim’s software offers TD AMERITRADE’s clients a range of professional-level market analytics, trading products and integrated tools that are easy-to-use and driven by real-time data. Our aim is to give a select group of clients access immediately after close, with additional access given in the weeks and months following.
We sat down with Tom Sosnoff, who will be leading the active trader segment, to discuss his vision and strategy for the combined company’s trading platform as well as how we plan to introduce the platform to TD AMERITRADE clients.
What does this combination mean for clients of both companies?
Combining thinkorswim’s technological and trading know-how with TD AMERITRADE’s account management and client service will set a new standard for the brokerage industry A full schedule of enhancements and new features is planned for our trading platform in the coming months, as well as expanded educational resources. We’re all very excited about what we’re building.
What kind of benefits are active traders going to see?
Active traders want to be successful, period. That’s why we’re committed to delivering an unparalleled combination of professional trading tools and experienced support. Whether they’re trading stocks, options, futures, funds, bonds, foreign exchange, or all of the above, after the deal closes, they’ll begin to have all the resources they need. That includes real-time quotes, fundamental research, hundreds of technical indicators and charting tools, sophisticated probability and volatility analysis, portfolio risk and performance metrics. It also includes a trade desk staffed with market veterans who can help them with the trading software as well as answer strategy questions.
What are some of the challenges we face?
Our biggest challenge is making sure all clients receive real-time quote and charting data with ultra-low latency as overall market activity increases and the list of new trading products grows. We have a lot of experience making sure not only that we have enough excess server capacity to handle the load, but also that our quote and order routing architecture is designed intelligently so that it can process short-term spikes. Data integrity, order routing and messaging speed are the foundations of our trading platform. Our top technologists are dedicated to ensuring that clients can log in, get quotes, execute orders and monitor positions with speed and efficiency.
Will all clients have access to the same level of support and products?
Our clients have come to expect the highest level of service, whether it’s getting an answer to a complex trading question or a simple inquiry about funding. We will continue to deliver that because thinkorswim and TD AMERITRADE have a lot of talent for them to tap into. Our trading platform will be fully accessible to clients, whether it’s web-based or software-based, regardless of account size or activity.

From your perspective, what does success look like in five years for TD AMERITRADE?
Exciting times are ahead of us and Fred, the Senior Operating Committee and I expect a lot of growth. Our clients will have a number of tools at their disposal for free, rivaling what’s available on professional trading desks. With increasingly powerful home computers, cheaper and faster Internet connections, and an appetite to learn as much about trading as they can, I think that retail traders and investors will become the driving force in the financial world. TD AMERITRADE is going to be a big part of that.
We’ll have much more to share about the brokerage integration in the coming months.
As always, we want to address your questions and concerns about the integration. To the right, you’ll find a “Submit Question” link. Just click on the green box and send us your question. We’ll address as many questions as possible in future issues.
Additional Information and Where to Find It
In connection with the proposed acquisition of thinkorswim Group Inc., TD AMERITRADE has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus of thinkorswim Group Inc. TD AMERITRADE and thinkorswim each plan to file with the SEC other documents regarding the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to shareholders of thinkorswim. INVESTORS AND SECURITY HOLDERS OF THINKORSWIM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by TD AMERITRADE and thinkorswim through the Web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from TD AMERITRADE by contacting TD AMERITRADE Investor Relations at www.amtd.com under the Investor Relations heading, or by mail at TD AMERITRADE Investor Relations, 4211 S. 102 Street, Omaha, NE 68124, or by telephone at (800) 237-8692 or from thinkorswim by contacting thinkorswim Investor Relations at www.thinkorswim.com under the Investor Relations heading, or by mail at thinkorswim Group Inc., Investor Relations, 13947 Minuteman Drive, Draper, UT 84020, or by telephone at (612) 201-2363.
Participants in the thinkorswim Acquisition
TD AMERITRADE and thinkorswim, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the Proxy Statement/Prospectus described above. Additional information regarding TD AMERITRADE’s directors and executive officers is contained in TD AMERITRADE’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on January 6, 2009. Additional information regarding thinkorswim’s directors and executive officers is contained in thinkorswim’s annual report on form 10-K, which was filed with the SEC on March 16, 2009. . These documents are available free of charge at the SEC’s Web site at www.sec.gov and from TD AMERITRADE by contacting TD AMERITRADE Investor Relations at www.amtd.com under the Investor Relations heading, or by mail at TD AMERITRADE Investor Relations, 4211 S. 102 Street, Omaha, NE 68124, or by telephone at (800) 237-8692 or from thinkorswim by contacting thinkorswim Investor Relations at www.thinkorswim.com under the Investor Relations heading, or by mail at thinkorswim Group Inc., Investor Relations, 13947 Minuteman Drive, Draper, UT 84020, or by telephone at (612) 201-2363.
TD AMERITRADE, Inc., member FINRA/SIPC is a subsidiary of TD AMERITRADE Holding Corporation. thinkorswim, Inc., member FINRA/SIPC/NFA is a subsidiary of thinkorswim Holdings, Inc., which is a subsidiary of thinkorswim Group, Inc.